UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS INCREASES PROFIT OUTLOOK FOR 2005

•                  Net income in the third quarter increases 36%; net income from operations increases 46%

•                  Gross revenue grows 7% of which 5% is organic

•                  Growth particularly strong in the United States environmental market and in Brazil

•                  Considerable margin improvement

•                  Expected increase in net income from operations for the full year 2005: 30 to 35%

ARNHEM, The Netherlands, November 9, 2005 – ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today reported that it has had an excellent third quarter 2005. Gross revenue increased 7% to € 236 million, while net income was 36% higher at € 6.3 million. Net income from operations (excluding amortization and non-recurring effects in the third quarter of 2004) rose by 46%. At 8.0%, the operational margin was at the level of the stated financial goals of the firm, compared to 5.7% in the third quarter of 2004.

In the first nine months of 2005 gross revenue grew 6%. Net income rose by 41% and net income from operations grew by 31%.

The favorable development is the result of organic growth of activities, combined with a considerable improvement of margins. As a result of the sale of less profitable businesses and expansion with companies with good margins, acquisitions also contributed strongly to the profitability increase.

At the end of the third quarter, Blasland, Bouck & Lee, Inc. (BBL) was acquired in the U.S. BBL fully specializes in environmental and soil remediation services, and has more than 900 employees, spread across 42 offices in the United States. Expected gross revenues for BBL in 2005 amounts to approximately € 142 million. Of that amount some 80% is generated from private sector clients, among which are a considerable number of multinationals from the Fortune 100. The company is consolidated in the balance sheet per September 30, 2005 and contributes to results starting in the fourth quarter of 2005.

In a reaction to the results, ARCADIS CEO Harrie Noy said: “Our strategy aimed at margin improvement is clearly yielding results. The continuous attention of our employees for efficiency and the replacement of less profitable businesses with activities yielding higher added value, allow us to show stronger results. Organic growth is at a good level, and we are performing particularly well in the environmental market. Together with BBL we have now entered the global top 5 in this market and have a market leadership position in environmental services for private sector clients. Clients and employees have reacted with enthusiasm to the merger with BBL, especially because of the opportunities it offers to expand services to multinational companies.”

Key figures

	Third Quarter			First nine months
Amounts x € 1 million unless otherwise noted	2005	2004		2005	2004
Gross revenue	236	221	7%	692	652	6%
Ebita	13.0	5.6	133%	38.5	22.8	68%
Net income	6.3	4.6	36%	20.8	14.8	41%
Net income per share (in €) (1)	0.31	0.23	36%	1.03	0.74	40%
Net income from operations (2)	7.5	5.1	46%	20.8	15.8	31%
Net income from operations per share (in €) (1),(2)	0.37	0.25	46%	1.02	0.79	30%

(1)          In 2005 based on 20.3 million shares outstanding (2004: 20.1 million)

(2)          Excluding amortization, pension adjustments and non-recurring items (in 2004 book profits and reorganization charges and in 2005 book profits).

Analysis

As of 2005 ARCADIS reports according to IFRS (International Financial Reporting Standards). Comparable figures for 2004 have been adjusted accordingly.

Third quarter

Gross revenue increased 7%. Taking into account a book profit in the third quarter of 2004, recurring gross revenue increased 9%. Of this increase 2% was the result of the sum of acquisitions and divestments. For the first time in a long while the currency effect was positive at 2%, as a result of the strengthening of the Brazilian real, while the U.S. dollar was neutral versus a year ago. Organic growth was 5% mainly from the United States and Brazil. In Europe, Poland saw strong growth, while France and Belgium also showed healthy gains. In the Netherlands, revenues declined slightly, but the profitability improvement continued. Due to the completion of a number of large projects, revenues in Germany declined.

The strong increase in Ebita was partially caused by non-recurring items in 2004, when restructuring costs and the sale of participations negatively affected Ebita by € 3.1 million. Excluding these effects Ebita rose 49%. Acquisitions and divestments on balance contributed 20%, while the currency effect was 6% positive. Activity growth and margin improvement across a broad cross section of the Company contributed 23% to Ebita growth.

Net income from operations rose 46% and was somewhat behind the increase of recurring Ebita. This is the result of a lower contribution from non-consolidated companies and an increase in minority interest caused by the strong profitability increase in Brazil, where ARCADIS has a 50.01% share.

First nine months

Gross revenue rose 6%, recurring gross revenue (excluding the effect of book profits) rose 7%. Of this increase, 6% was organic growth. Acquisitions and divestments on balance yielded 1% growth. Currencies had no effect.

Ebita increased by 68%. Excluding the effect of a book profit of € 2.1 million in the second quarter of 2005 and negative non-recurring effects of on balance € 4.5 million as a result of book gains and restructurings in 2004, the recurring Ebita increase was 33%. The contribution from acquisitions and divestments was 13%; the currency effect 1%. Organically, Ebita increased 19%, through growth and margin improvement. The margin (recurring Ebita as a percentage of net revenue) rose to 7.4% compared to 5.8% in the same period last year.

Balance sheet and cash flow statement

Balance sheet total increased from € 433 million at year-end 2004 to € 627 million at the end of the third quarter 2005. The cash flow from operating activities in the first nine months was significantly higher than last year. The increase in balance sheet total is mainly the result of acquisitions. The Company is looking into ways to optimize its financing structure to lower the balance sheet total and limit interest expenses. It is expected that the balance sheet total will be lower at year-end 2005.

Developments per market segment

The figures mentioned below relate to gross revenue developments and, unless otherwise noted, discuss comparisons between the first nine months of 2005 and of 2004.

•                  Infrastructure

Gross revenue grew 8%, of which 4% came through acquisitions and 1% through currency effects. Organic growth was 3% mainly from Brazil, the United States and France. In Brazil strong raw materials demand led to high private investments, while the government is also stepping up investment. Growth in America was mainly driven by the housing market, which is now seeing some slowing. In Europe, developments in France, Belgium and Poland are positive. In the Netherlands work was won on the Zuid-as project, a prestigious project in Amsterdam intended to strengthen city’s structure.

•                  Environment

The 11% growth was fully organic. The contribution of 2% from acquisitions was offset by a negative currency effect of the same size. The most important contribution to growth came from the United States, where both the GRiP® projects as well as traditional activities exhibited strong growth. In Poland, Brazil and Chile growth was mainly achieved in services for private sector companies. Germany and Belgium also saw revenue increases.

•                  Facilities

Gross revenue rose 5%. The acquisition of AYH, which closed in mid-June, contributed strongly to growth and almost entirely offset the effects of earlier divestments on revenues. Organic growth declined to 6%. This was caused by a decline of revenues in the third quarter, mainly by shifts in subcontracting. Net revenue in the quarter increased organically by more than 10%. In the Netherlands, ARCADIS AQUMEN signed the final facility management contract with DSM and Sabic shortly after the quarter.

Outlook

The Dutch market is gradually recovering. The number of public private partnership initiatives for infrastructure is increasing, more money is being invested in rail improvement and the municipal market is improving. In Central Europe infrastructure expansion is a main priority. In Poland this recently led to several large assignments for the design of ring roads near Warsaw and Wroclaw. In the United States, approval of the federal budget for transportation infrastructure has a positive effect on market conditions. In Brazil the market is favourable as a result of a high level of investment activity. The acquisition of BBL offers ample opportunity to realize further growth in the environmental market through synergies. In the facilities segment, growth opportunities exist in the expansion of project management services for international clients and in the expansion of facility management activities.

CEO Noy concluded: “ARCADIS is on track in terms of achieving its strategic objectives. Our policy to create growth through synergy is taking hold and margins have improved considerably. Through acquisitions and divestments the emphasis has shifted to activities with higher added value and more growth prospects. Barring unforeseen circumstances we expect an increase in net income from operations for full year 2005 of 30% to 35%.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN EUR

	Third quarter		First nine months
Amounts in millions, except per share amounts	2005	2004	2005	2004
Gross revenue	235.8	221.1	692.3	651.8
Materials, services of third parties	72.4	69.1	197.3	182.3
Net revenue	163.4	152.0	495.0	469.5
Operational cost	146.7	142.6	445.1	434.9
Depreciation	3.6	3.8	11.4	11.8
EBITA	13.1	5.6	38.5	22.8
Amortization identifiable intangible fixed assets	1.2	0.1	2.0	0.1
Operating income	11.9	5.5	36.5	22.7
Financing income/expenses net	(0.8)	(0.8)	(2.3)	(2.6)
Income before taxes	11.1	4.7	34.2	20.1
Taxes	(4.0)	(0.3)	(11.8)	(6.0)
Income after taxes	7.1	4.4	22.4	14.1
Income from non-consolidated companies	0.2	0.8	0.2	2.0
Group income after taxes	7.3	5.2	22.6	16.1
Minority interest	(1.0)	(0.6)	(1.8)	(1.3)
Net income	6.3	4.6	20.8	14.8

Amortization identifiable intangible fixed assets	1.2	0.1	2.0	0.1
Pensions net	—	(0.2)	—	(0.5)
Non-recurring effects	—	0.6	(2.1)	1.4
Net income from operations	7.5	5.1	20.8	15.8

Net income per share	0.31	0.23	1.03	0.74
Net income from operations per share	0.37	0.25	1.02	0.79
Number of shares outstanding (in thousands)	20,207	20,165	20,207	20,165

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN US$

	Third quarter		First nine months
Amounts in millions, except per share amounts	2005	2004	2005	2004
Gross revenue	287.5	270.2	874.4	798.3
Materials, services of third parties	88.2	84.4	248.8	223.1
Net revenue	199.3	185.8	625.6	575.2
Operational cost	179.0	174.3	562.6	532.8
Depreciation	4.4	4.7	14.5	14.5
EBITA	15.9	6.8	48.5	27.9
Amortization identifiable intangible fixed assets	1.5	(0.0)	2.5	0.1
Operating income	14.4	6.8	46.0	27.8
Financing income/expenses net	(0.9)	(1.0)	(2.9)	(3.2)
Income before taxes	13.5	5.8	43.1	24.6
Taxes	(4.8)	(0.3)	(14.8)	(7.4)
Income after taxes	8.7	5.5	28.3	17.2
Income from non-consolidated companies	0.3	1.0	0.3	2.5
Group income after taxes	9.0	6.5	28.6	19.7
Minority interest	(1.3)	(0.8)	(2.3)	(1.6)
Net income	7.7	5.7	26.3	18.1

Amortization identifiable intangible fixed assets	1.5	(0.1)	2.5	0.1
Pensions net	—	(0.2)	0.0	(0.6)
Non-recurring effects	—	0.8	(2.6)	1.8
Net income from operations	9.2	6.2	26.2	19.4

Net income per share	0.38	0.28	1.30	0.90
Net income from operations per share	0.45	0.31	1.29	0.96
Shares outstanding (thousands)	20,207	20,165	20,207	20,165
Dollar exchange rate Q1 EUR 1=			$1.31	$1.25
Dollar exchange rate Q2 EUR 1=			$1.26	$1.20
Dollar exchange rate Q3 EUR 1=			$1.22	$1.22
Dollar exchange rate Q4 EUR 1=				$1.30

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	September 30, 2005	December 31, 2004
ASSETS
Non-current assets (*)	192.0	112.7
Current assets	435.0	320.0
TOTAL	627.0	432.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	321.0	244.4
Long term debt	111.7	13.0
Provisions	29.0	29.9
Total equity	165.3	145.4
TOTAL	627.0	432.7

(*) Including capitalized goodwill	107.9	48.1

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR
	First nine months 2005	First nine months 2004
Shareholders’ equity at January 1	136.4	125.0
Changes:
Net income current period	20.8	14.8
Expenses granted options	0.2	0.2
Options exercized	1.3	1.5
Dividend payment	(9.7)	(9.6)
Purchase own stock	(4.2)	—
Exchange rate differences	9.2	1.0
Other changes	0.1	—
Shareholders’ equity at balance sheet date	154.1	132.9

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	September 30, 2005	December 31, 2004
ASSETS
Non-current assets (*)	164.7	153.5
Current assets	407.5	435.9
TOTAL	572.2	589.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	326.2	332.8
Long term debt	17.0	17.7
Provisions	38.6	40.7
Total equity	190.4	198.2
TOTAL	572.2	589.4

(*) Including capitalized goodwill	129.9	65.5
Calculated with US dollar rate of EUR 1.00 = US$:	1.21	1.36

CHANGES IN SHAREHOLDERS’ EQUITY IN US$

	First nine months 2005	First nine months 2004
Shareholders’ equity at January 1	185.8	157.9
Changes:
Net income current period	26.3	18.1
Expenses granted options	0.3	0.2
Options exercized	1.5	1.8
Dividend payment	(11.7)	(11.7)
Purchase own stock	(5.1)	—
Exchange rate differences	(11.6)	(1.4)
Other changes	0.1	—
Shareholders’ equity at balance sheet date	185.6	164.9

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in EUR

	First nine months
Amounts in millions	2005	2004
Net income	20.8	14.8
Depreciation and amortization	13.4	11.9
Gross cash flow	34.2	26.7
Net working capital	(12.9)	(17.8)
Other changes	3.5	(4.8)
Total operational cash flow	24.8	4.1

Investments/divestments (net) in:
(In)tangible fixed assets	(10.2)	(7.6)
Acquisitions/divestments	(60.9)	5.2
Financial assets	(1.8)	(0.4)
Total investing activities	(72.9)	(2.8)

Total financing activities	79.3	5.8
Change in cash and equivalents	31.2	7.1
Cash at January 1	48.2	31.3
Cash at balance sheet date	79.4	38.4

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in US$

	First nine months
Amounts in millions	2005	2004
Net income	26.3	18.1
Depreciation and amortization	16.9	14.6
Gross cash flow	43.2	32.7
Net working capital	(15.5)	(22.0)
Other changes	4.3	(6.0)
Total operational cash flow	32.0	4.7

Investments/divestments (net) in:
(In)tangible fixed assets	(12.3)	(9.4)
Acquisitions/divestments	(73.3)	6.5
Financial assets	(2.2)	(0.5)
Total investing activities	(87.8)	(3.4)

Total financing activities	93.4	7.7
Change in cash and equivalents	37.6	8.9
Cash at January 1	65.7	39.5
Conversion difference January 1 amount	(7.4)	(1.5)
Cash at balance sheet date	95.9	46.9

- - -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 11, 2005	By:	/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman, Executive Board